Exhibit (a)(5)(B)

SunTrust Banks, Inc. Announces Pricing of $1.4 Billion Common Stock Offering

ATLANTA, GEORGIA, June 1, 2009 — SunTrust Banks, Inc. (NYSE: STI) announced it has priced a $1.4 billion offering of 108 million shares of its common stock at $13.00 per share. The underwriters will have a 30-day option to purchase up to an additional 16.2 million shares of the Company’s common stock.

Morgan Stanley, Sandler O’Neill + Partners, L.P., SunTrust Robinson Humphrey, Inc. and Goldman, Sachs & Co. are serving as joint bookrunning managers for the offering.

This announcement does not constitute an offer to sell or the solicitation of any offer to buy the common stock, nor shall there be any offer or sale of the common stock in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Copies of the registration statement, the prospectus supplement and other documents the Company has filed with the SEC are available for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus and prospectus supplement may be obtained upon request by contacting SunTrust Investor Relations, at (404) 813-0053; Morgan Stanley at (866) 718-1649 or by e-mail at prospectus@morganstanley.com; Sandler O’Neill + Partners, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022, Attention: Syndicate Department, telephone: (866) 805-4128; SunTrust Robinson Humphrey, Inc., at (404) 926-5463 or by e-mail at prospectus@rhco.com; or Goldman, Sachs & Co., Attention: Prospectus Department, 85 Broad Street, New York, NY 10004, telephone: (212) 902-1171 or (866) 471-2526, fax: (212) 902-9316, email: Prospectus-ny@ny.email.gs.com.

SunTrust Banks, Inc., headquartered in Atlanta, is one of the nation’s largest banking organizations, serving a broad range of consumer, commercial, corporate and institutional clients. As of March 31, 2009, SunTrust had total assets of $179.1 billion and total deposits of $119.0 billion. The Company operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic States and a full array of technology-based, 24-hour delivery channels. The Company also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the Company provides mortgage banking, insurance, brokerage, investment management, equipment leasing and capital markets services.